Exhibit 99.3

WILDEBOER DELLELCE LLP

April 25, 2016

BY EMAIL

Ms. Sheree Ford

General Counsel and Corporate Secretary

InterOil Corporation

163 Penang Road

#06 – 02 Winsland House II

Singapore 238463

Dear Ms. Ford:

Re: InterOil Annual and Special Meeting

Thank you for your letter of April 25, 2016.

Attached is a proposed protocol for the annual and special meeting to be held on June 14, 2016 (the “Meeting”) that my colleague Al Wiens sent by email to Ben Hudy and Christopher Nixon on April 21, 2016. We have not received a response to that email. I would appreciate it if you could confirm a time this week when we could discuss the proposed protocol.

Also, could you please provide supplements to the previously provided shareholder lists indicating the shareholders as of the record date for the Meeting.

Sincerely,

/s/ MARK WILSON

Mark Wilson

Encl.

cc.	Mr. Phil E. Mulacek
cc.	Mr. Perry Dellelce, Wildeboer Dellelce LLP
cc.	Mr. Al Wiens, Wildeboer Dellelce LLP
cc.	Ms. Meagan Hannam, Lamarche & Lang LLP
cc.	Mr. Christopher Nixon, Stikeman Elliott LLP
cc.	Mr. Ben Hudy, Stikeman Elliott LLP

Protocol for Annual and Special Meeting of InterOil Corporation to be held June 14, 2016

The following protocols shall be observed and adhered to by InterOil Corporation (“InterOil”) and the Concerned InterOil Shareholders at the annual and special meeting of InterOil to be held on June 14, 2016 (the “Meeting”):

1.	Independent Chair – An independent person shall chair the Meeting; such person to be agreed upon in a timely manner.

2.	Proxy Protocol –The protocol regarding the validation of proxies to be determined in accordance with the protocols published by the Securities Transfer Association of Canada. The Concerned InterOil Shareholders will have the right to have their representative, a licenced registrar and transfer agent, “shadow” the actions of InterOil’s registrar and transfer agent with respect to its activities as scrutineer of the Meeting

3.	Procedure for Disputed Proxies – We propose that at 4:00 p.m. (Toronto time) on June 10, 2016, in front of the independent chair, both InterOil and the Concerned InterOil Shareholders have an opportunity to raise technical issues with respect to the proxies. All issues with respect to the proxies are to be addressed at this time and all decisions of the independent chair during such session will be final and binding (subject to review by the Court if necessary). The decisions of the independent chair on any disputed proxies would be announced to InterOil and the Concerned InterOil Shareholders by no later than 6:00 p.m. (Toronto time) on June 10, 2016, or such later time as is mutually agreed between the chair, InterOil and the Concerned InterOil Shareholders. Any proxies received after this time will be dealt with in a similar fashion.

4.	Proxy Determinations by the Chair – We request that all parties including InterOil, the representatives of the Concerned InterOil Shareholders and their proxy solicitation agents be informed well in advance of the Meeting of any proposed determinations by the independent chair with respect to the acceptability or non-acceptability of any proxies or group of proxies for voting at the Meeting but, in any event, by no later than 4:00 p.m. (Toronto time) on June 10, 2016.

5.	Omnibus Proxies – We request that InterOil provides the scrutineer, the representatives of the Concerned Interoil Shareholders and their proxy solicitation agent all lists to properly tabulate proxies, including CDS & DTC omnibus proxies, and mini-omnibus proxies as of the record date. We request that all lists be provided by no later than 10:00 a.m. (Toronto time) May 2, 2016.

6.	Shareholders Lists - We request that InterOil provides the scrutineer, the representatives of the Concerned Interoil Shareholders and their proxy solicitation agent all shareholders lists as of the record date, including the US NOBO and the registered list. We request that the registered lists be provided by no later than 10:00 a.m. (Toronto time) on April 27, 2016 and the US NOBO list by no later than 10:00 a.m. (Toronto time) on May 2, 2016.

7.	Proxy Inspection – We request that all parties, including InterOil, the representatives of the Concerned InterOil Shareholders and their proxy solicitation agents be given an opportunity to inspect all proxies (and related materials) as they are received and in any case no later than the deadline for the deposit of proxies. We request that this opportunity be provided by no later than 4:00 p.m. (Toronto time) on June 10, 2016.

8.	Over-Voting Issues – The scrutineer will notify all parties including InterOil, the representatives of the Concerned InterOil Shareholders and their proxy solicitation agents by no later than 4:00 p.m. (Toronto time) on June 10, 2016 of any over-voting issues it has identified based in its review of proxies submitted. Both InterOil and the Concerned Interoil Shareholders will have until 9:00 a.m. (Toronto time) on June 14, 2016 to attempt to correct any over-voting issues they wish to try to correct.

9.	Persons Entitled to be Present – We request confirmation that the Concerned InterOil Shareholders and their advisors, including representatives from Wildeboer Dellelce LLP and the Concerned InterOil Shareholders proxy solicitation agent, will be admitted to the Meeting, will have the right to speak at the Meeting and that designated seating will be set aside for such individuals. For these purposes we confirm that there will be approximately 15 such individuals in attendance.

10.	Agenda for Meeting – The Concerned InterOil Shareholders will receive a copy of the meeting agenda (chairman’s script) at least one week prior to the meeting and will have an opportunity for input. The Agenda will provide, among other things, that the resolution regarding the number of directors to be elected will be considered by the shareholders prior to the election of directors.

11.	Proxy Cut-off and Deposit – We request confirmation that InterOil will strictly adhere to the proxy cut-off time that is clearly set out in the Management Proxy Circular and other materials relating to the Meeting. We request that someone be present at the Toronto office of InterOil’s transfer agent, Computershare, 100 University Ave, 9th Floor, Toronto, Ontario, M5J 2Y1, two hours prior to the proxy cut-off time on June 10, 2016 to accept proxies received by or on behalf of the Concerned InterOil Shareholders and sign a receipt therefore. Please provide the name and contact details of the individual at Computershare with whom the deposit of dissident proxies can be made.

12.	Other Matters Concerning the Meeting – In the event there are other matters regarding the conduct of the Meeting and the events leading up to it that are in dispute that are not covered by the foregoing, the Concerned InterOil Shareholders and InterOil shall resolve such matters in good faith, subject to review by the Court if necessary.

DATE: April ___, 2016
INTEROIL CORPORATION

Name:
Title:
I have authority to bind the corporation

On behalf of the Concerned InterOil Shareholders

Per:
Name: